BAY VIEW CAPITAL CORPORATION
Filed by Bay View Capital Corporation (Commission File Number: 001-14879)
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended
Subject Company: Great Lakes Bancorp, Inc.
Commission File Number: 000-50267
News Release

FOR IMMEDIATE RELEASE	NYSE: BVC
October 26, 2005	Web Site: www.bayviewcapital.com
Contact: John Okubo
(650) 294-7778

Bay View Capital Corporation and Great Lakes Bancorp to merge.

San Mateo, California – Bay View Capital Corporation (“Bay View”) and Great Lakes Bancorp, Inc. (“Great Lakes”) of Buffalo, NY today announced the execution of a definitive agreement to merge with Bay View as the surviving corporation.
Great Lakes is the holding company for Greater Buffalo Savings Bank which was founded in November 1999 and as of September 30, 2005 reported assets of $771 million. The Bank operates 9 full service branches and currently has 4 additional branches under construction in Western New York. Under the terms of the merger agreement, Great Lakes stockholders will receive a fixed ratio of 1.0873 shares of Bay View common stock for each share of Great Lakes common stock. Based on the closing price of Bay View on October 25, 2005, the transaction is valued at approximately $67.1 million. After completion of the merger, the former Great Lakes stockholders will own approximately 40% of Bay View’s then outstanding shares.
The Great Lakes merger is expected to close in the first quarter of 2006, subject to receipt of government regulatory approvals and stockholder approvals. The merged businesses will operate under the name of Great Lakes Bancorp, but will maintain Bay View’s listing on the NYSE. Three members of Bay View’s senior executive team will be joining the board of Great Lakes which will have 15 members upon the merger. Following the merger, Robert B. Goldstein will serve as Chairman of the Executive Committee of the Great Lakes board, Charles G. Cooper will become Chairman of the ALCO and Risk Management Committee of the Great Lakes board and John W. Rose will become Chairman of the Investor Relations Committee of the Great Lakes board. They will join Barry Snyder, who will continue as Chairman of the Board of Great Lakes, and Andrew W. Dorn, Jr., who will continue as President and Chief Executive Officer of Great Lakes.

BAY VIEW CAPITAL CORPORATION
“We are pleased to be teaming with Great Lakes to continue to build their strength and momentum in their rapidly growing Western New York franchise. The merger is reflective of Bay View’s previously announced strategy to merge with a strong community bank.” said Robert B. Goldstein, Chairman of the Board of Bay View. He also noted that the $100 million in additional capital that Bay View will bring to Great Lakes will enable Great Lakes to continue its strong record of growth. Mr. Goldstein further noted that it would be a tax-efficient transaction in that it would be tax-free to the Great Lakes stockholders who receive Bay View common stock and that the merger should not adversely impact Bay View’s net operating loss carry-forwards.
Commenting on the merger, Barry Snyder, Chairman of the Board of Great Lakes expressed pride in the accomplishment that he and the Great Lakes board of directors have achieved in bringing $100 million of additional capital to the Western New York markets that Great Lakes serves together with the wealth of banking experience that will be added with Messrs. Goldstein, Cooper and Rose joining the board.
“The effect of multiplying the capital of Great Lakes will give us the opportunity to continue the growth and expansion of our young franchise. We look forward with great enthusiasm to the completion of this transaction,” said Andrew W. Dorn, Jr., the President and Chief Executive Officer of Great Lakes.
Bay View also announced that it is currently engaged in negotiations to sell Bay View Acceptance Corporation. Bay View anticipates that the process is likely to be completed shortly at which time a further announcement would be made. Bay View can provide no assurances as to the ultimate outcome of the negotiations or the ultimate timing of any such announcement.
Harris Nesbitt Corp. acted as an independent financial advisor to the Board of Directors of Bay View Capital Corporation.
Conference Call
Bay View will host a conference call at 11:00 A.M., PDT on Thursday, October 27, 2005 to discuss the proposed merger. Analysts, media representatives and the public are invited to listen to this discussion by calling 1-888-793-6954 and referencing the password “BVC.” An audio replay of this conference call will be available through November 26, 2005 and can be accessed by dialing 1-888-562-0524.
Not a Proxy Statement
This press release is not a proxy statement or a solicitation of proxies from the holders of common stock of Bay View Capital Corporation or Great Lakes Bancorp, Inc. and does not constitute an offer of any securities of Bay View Capital Corporation for sale. Any solicitation of proxies will be made only by the joint proxy statement/prospectus of Bay View Capital Corporation and Great Lakes Bancorp, Inc. that will be mailed to all stockholders promptly after it is declared effective by the Securities and Exchange Commission. Investors and security holders of Great Lakes Bancorp are urged to read the proxy statement/prospectus of Bay View Capital Corporation and the relevant materials when they become available, because they will contain important information

BAY VIEW CAPITAL CORPORATION
about Great Lakes, Bay View and the merger. The proxy statement/prospectus and other relevant materials (when they become available) may be obtained free of charge at the SEC’s web site at www.sec.gov.
Forward Looking Statements
This press release contains “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements concerning future revenues and earnings, uncertainties and other factors that could cause actual results to differ materially from the results expressed or implied by such statements, the likelihood that Bay View Capital Corporation can utilize its net operating loss carry-forwards and other factors disclosed in Bay View Capital Corporation’s periodic reports filed with the Securities and Exchange Commission. Bay View Capital Corporation assumes no obligation to update the forward looking information contained in this release.